Tenet Provides Highlights of its Annual General Meeting of Shareholders

Toronto, Ontario--(Newsfile Corp. - June 30, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hubs™, today provided the following highlights of its annual general and special meeting of shareholders (the "AGM"). Held virtually on June 30, 2022, the AGM saw the re-election of Mark Dumas, Johnson Joseph, Liang Qiu, and Charles-André Tessier as directors of the Company. Dana Ades-Landy did not seek re-election while Michael Pesner announced his resignation on June 29, 2022 and was removed from the list of director candidates prior to the meeting. Tenet is actively seeking to add replacement members to its board of directors.

The shareholders also approved the reappointment of Raymond Chabot Grant Thornton as the Company's auditors and the adoption of the Omnibus Incentive Plan that had been circulated for review prior to the meeting.

The AGM was followed by a brief presentation by Tenet's President and CEO, Johnson Joseph.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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